Profit and Loss

EW by the Glass, LLC
January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	58,240.74
Total for Income	**$58,240.74**
Cost of Goods Sold	
Cost of goods sold	17,704.74
Total for Cost of Goods Sold	**$17,704.74**
Gross Profit	**$40,536.00**
Expenses	
Advertising & marketing	1,660.86
Business Licensing Fees	165.00
Contract labor	1,398.15
General business expenses	0
Bank fees & service charges	115.98
Memberships & subscriptions	237.26
Total for General business expenses	**$353.24**
Insurance	0
Business insurance	10,153.97
Total for Insurance	**$10,153.97**
Legal & accounting services	10,011.00
Meals	1,176.43
Office expenses	$129.96
Merchant account fees	0.02
Parking	923.55
Shipping & postage	215.48
Small tools & equipment	334.92
Software & apps	3,861.26
Total for Office expenses	**$5,465.19**
Payroll expenses	$100.17
Salaries & wages	35,394.47
Total for Payroll expenses	**$35,494.64**
Payroll Tax	16,258.26
Professional Services	6,647.09
Rent	1,480.25
Supplies	11,097.67
Taxes paid	110.70
Travel	0
Taxis or shared rides	209.83
Total for Travel	**$209.83**

Profit and Loss

EW by the Glass, LLC

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Utilities	0
Internet & TV services	313.65
Total for Utilities	**$313.65**
Total for Expenses	**$101,995.93**
Net Operating Income	**-$61,459.93**
Other Income	
Interest earned	2,353.10
Other Income	0.17
Total for Other Income	**$2,353.27**
Other Expenses	
Depreciation expenses	8,470.26
Other Miscellaneous Expense	6,278.00
Total for Other Expenses	**$14,748.26**
Net Other Income	**-$12,394.99**
Net Income	**-$73,854.92**

Balance Sheet

EW by the Glass, LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BUSINESS CHOICE CHECKING - 1	-199,497.38
BUSINESS SHARE - 1	-1,196.60
BUS PERFORMANCE MONEY MARKET - 1	214,643.73
Total for Bank Accounts	**$13,949.75**
Accounts Receivable	
Other Current Assets	
Inventory	15,402.65
Total for Other Current Assets	**$15,402.65**
Total for Current Assets	**$29,352.40**
Fixed Assets	
Accumulated depreciation	-11,035.94
Furniture & fixtures	21,513.10
Improvements	130,169.99
Tools, machinery, and equipment	155,596.62
Total for Fixed Assets	**$296,243.77**
Other Assets	
Licenses held	7,386.00
Security deposits	18,000.00
Total for Other Assets	**$25,386.00**
Total for Assets	**$350,982.17**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	6,278.00
Total for Accounts Payable	**$6,278.00**
Credit Cards	
Other Current Liabilities	
Total for Current Liabilities	**$6,278.00**
Long-term Liabilities	
Long-term loans from shareholders	75,000.00
Total for Long-term Liabilities	**$75,000.00**
Total for Liabilities	**$81,278.00**
Equity	
Retained Earnings	0
Net Income	-73,854.92
Opening balance equity	204,559.09
Shareholders' equity	139,000.00
Total for Equity	**$269,704.17**
Total for Liabilities and Equity	**$350,982.17**

Statement of Cash Flows

EW by the Glass, LLC

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-73,854.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	6,278.00
Accumulated depreciation	11,035.94
Inventory	-15,402.65
Long-term loans from shareholders	75,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$76,911.29**
Net cash provided by operating activities	**$3,056.37**
INVESTING ACTIVITIES	
Furniture & fixtures	-21,513.10
Improvements	-130,169.99
Licenses held	-7,386.00
Security deposits	-18,000.00
Tools, machinery, and equipment	-155,596.62
Net cash provided by investing activities	**-$332,665.71**
FINANCING ACTIVITIES	
Opening balance equity	204,559.09
Shareholders' equity	139,000.00
Net cash provided by financing activities	**$343,559.09**
NET CASH INCREASE FOR PERIOD	**$13,949.75**
Cash at beginning of period	**0**
CASH AT END OF PERIOD	**$13,949.75**